FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	……………………………………………… ,	2015

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 28, 2015	By ……/s/…………… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama Deputy Senior General Manager Group Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2015

CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND

THE FIRST HALF ENDED JUNE 30, 2015

July 27, 2015

CONSOLIDATED RESULTS FOR THE SECOND QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended June 30, 2015	Three months ended June 30, 2014	Change(%)		Three months ended June 30, 2015
Net sales	¥974,406	¥926,796	+	5.1	$7,986,934
Operating profit	104,712	110,549	-	5.3	858,295
Income before income taxes	103,235	116,975	-	11.7	846,189
Net income attributable to Canon Inc.	¥68,195	¥80,848	-	15.7	$558,975

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥62.45	¥72.61	-	14.0	$0.51
- Diluted	62.44	72.61	-	14.0	0.51

CONSOLIDATED RESULTS FOR THE FIRST HALF

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Six months ended June 30, 2015	Six months ended June 30, 2014	Change(%)		Six months ended June 30, 2015	Year ending December 31, 2015	Change(%)

Net sales	¥1,831,851	¥1,795,108	+	2.0	$15,015,172	¥3,930,000	+	5.4
Operating profit	170,909	193,188	-	11.5	1,400,893	380,000	+	4.5
Income before income taxes	164,516	196,166	-	16.1	1,348,492	380,000	-	0.8
Net income attributable to Canon Inc.	¥102,125	¥128,458	-	20.5	$837,090	¥245,000	-	3.8

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥93.52	¥114.47	-	18.3	$0.77	¥224.36	-	2.0
- Diluted	93.52	114.47	-	18.3	0.77	-		-

	Actual
	As of June 30, 2015	As of December 31, 2014	Change(%)		As of June 30, 2015

Total assets	¥4,548,076	¥4,460,618	+	2.0	$37,279,311

Canon Inc. stockholders’ equity	¥3,005,227	¥2,978,184	+	0.9	$24,633,008

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY122=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2015, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2015 Second Quarter in Review

Looking back at the global economy in the second quarter of 2015, the U.S. economy continued recovering smoothly as employment conditions and consumer spending steadily improved. In Europe, although the U.K. and Germany showed signs of economic recovery, the Russian economy remained stagnant. The pace of economic expansion in China gradually declined while Southeast Asian countries faced slowdowns owing to local currency depreciation. As for the Japanese economy, improvement was seen in the corporate sector and employment conditions continued to recover. As a result, the global economy overall continued to realize moderate growth.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) and laser printers maintained steady growth, mainly for color models, while demand for semiconductor lithography equipment also increased, fueled by continued customer investment. As for cameras, demand continued to decline both for interchangeable-lens digital cameras and digital compact cameras. Additionally, demand for inkjet printers also decreased from the previous year due to sluggish market conditions in Southeast Asian countries.

The average values of the yen during the second quarter and first half of the year were ¥121.47 and ¥120.39 against the U.S. dollar, respectively, year-on-year depreciations of approximately ¥19 and ¥18, and ¥134.47 and ¥134.19 against the euro, respectively, year-on-year appreciations of approximately ¥5 and ¥6.

During the second quarter, despite firm sales in Japan, interchangeable-lens digital cameras continued to face severe conditions in other regions while sales volume for digital compact cameras decreased in most regions compared with the same period of the previous year. By contrast, sales of MFDs were strong and unit sales of semiconductor lithography equipment exceeded those for the same period of the previous year. Consequently, boosted by the positive effect of favorable currency exchange rates, second quarter net sales increased 5.1% year on year to ¥974.4 billion. Net sales for the six months ended June 30, 2015 totaled ¥1,831.9 billion, a year-on-year increase of 2.0%. The gross profit ratio for the second quarter, at 51.7%, remained at a high level thanks to highly profitable new products and ongoing cost-cutting activities, while operating expenses increased 7.0% year on year to ¥399.1 billion owing to such factors as the increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, along with the increase in R&D expenses related to new business and new products. As a result, second-quarter operating profit decreased by 5.3% to ¥104.7 billion. Other income (deductions) decreased by ¥7.9 billion due to foreign currency exchange losses, leading to a year-on-year decline in income before income taxes of 11.7% to ¥103.2 billion, and a decrease in net income attributable to Canon Inc. of 15.7% to ¥68.2 billion. Operating profit for the first half of the year decreased by 11.5% to ¥170.9 billion while income before income tax decreased by 16.1% to ¥164.5 billion and first-half net income attributable to Canon Inc. decreased by 20.5% to ¥102.1 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥62.45 for the second quarter, a year-on-year decrease of ¥10.16, and ¥93.52 for the first half, a year-on-year decrease of ¥20.95.

Results by Segment

Looking at Canon’s second-quarter performance by business unit, within the Office Business Unit, as for office MFDs, in addition to healthy demand for the color A4 (letter and legal-sized) imageRUNNER ADVANCE C350/C250 lineup and color imagePRESS C800/C700 models for the light production market, sales of new small-office/home-office color A3 (12”x18”) imageRUNNER ADVANCE C3300-series models, which feature high image quality, user-friendliness and productivity, proved popular in markets around the world. Among high-speed continuous-feed printers and wide-format printers, the new Océ-produced VarioPrint i300, Canon’s first high-speed sheet-fed color inkjet press, gained favorable reviews. As for laser printers, despite steadily growing demand for color models, total sales volume decreased due to weak sales of monochrome models. As a result, coupled with the positive effect of favorable currency exchange rates, sales for the business unit totaled ¥537.0 billion, a year-on-year increase of 2.8%, while operating profit totaled ¥79.4 billion, declining 9.9% due to the increase in R&D and other expenses. Sales for the combined first six months of the year totaled ¥1,066.1 billion, a year-on-year increase of 3.3%, while operating profit totaled ¥151.1 billion, a year-on-year decline of 5.9%.

Within the Imaging System Business Unit, although total sales volume of interchangeable-lens digital cameras declined due to market shrinkage, unit sales of interchangeable-lens digital cameras increased from the same period of the previous year in Japan thanks to healthy demand for such new models as the EOS 5DS, EOS 5DS R and EOS M3. As for digital compact cameras, although sales volume declined amid the ongoing contraction of the market due to the effects of the growing popularity of smartphones, profitability improved thanks to the growing ratio of high-added-value models featuring high image quality and high-magnification zoom capabilities, along with a smooth transition from old products to new products. As for inkjet printers, although sales volume in developed countries, such as the U.S. and Western European nations, increased from the same period of the previous year thanks to sales promotions for new products featuring enhanced mobile-device compatibility and MAXIFY business-model inkjet printers, total sales volume declined slightly due to economic stagnation in Southeast Asian countries. As a result, along with the positive effect of favorable currency exchange rates, sales for the business unit increased slightly to ¥332.5 billion, while operating profit totaled ¥50.5 billion, a decline of 0.9%. Sales for the combined first six months of the year totaled ¥595.2 billion, a year-on-year decrease of 4.8%, while operating profit totaled ¥79.6 billion, declining of 14.4% year on year.

In the Industry and Others Business Unit, within the semiconductor lithography equipment segment, ongoing strong investment by manufacturers led to an increase in second-quarter unit sales of lithography systems for memory devices, image sensors and power semiconductor devices compared with the same period of the previous year. As for FPD lithography equipment, amid solid market growth, unit sales for the quarter matched those for the corresponding period of the previous year, and progress was also made in orders and shipments. Looking at medical equipment, although sales volume for Canon’s mainstay digital radiography systems decreased from the same period of the previous year owing to fierce market competition, total sales for the segment increased year on year thanks to efforts to boost sales of high-value-added models. Consequently, along with the impact of the acquisition of Axis, which became a consolidated subsidiary in the second quarter, sales for the business unit increased 36.8% year on year to ¥130.4 billion, while operating profit recorded a loss of ¥3.1 billion owing to upfront investment into next-generation technologies. Sales for the combined first six months of the year totaled ¥219.7 billion, a year-on-year increase of 18.7%, while the operating loss totaled ¥10.9 billion.

Cash Flow

During the first half of 2015, cash flow from operating activities totaled ¥224.7 billion, declining ¥69.8 billion compared with the same period of the previous year due to the decrease in profit along with an increase in inventory. Cash flow from investing activities increased ¥163.9 billion year on year to ¥306.0 billion, mainly due to the payment for the acquisition of Axis. Accordingly, free cash flow totaled negative ¥81.3 billion, a decrease of ¥233.7 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥123.6 billion, mainly arising from the dividend payout.

Owing to these factors, as well as the negative impact of foreign currency translation adjustments, cash and cash equivalents decreased by ¥217.6 billion to ¥627.0 billion from the end of the previous year.

Outlook

As for the outlook in the third quarter onward, the U.S. is expected to continue to lead the recovery of the global economy while projections for the European economy point to recovery mainly in Western Europe despite the uncertainty surrounding the political tensions between Russia and Ukraine. As for the Asian economy, beginning with China, despite lingering concerns, exports to the U.S. and Western Europe are expected to support a gradual recovery. With regard to the Japanese economy, the outlook indicates a gradual acceleration of the recovery trend amid improvements in employment conditions. Overall, the global economy is expected to move toward a modest recovery.

In the businesses in which Canon is involved, demand for MFDs is projected to expand moderately, mainly for color models. Likewise, demand for color multifunction models in the laser printer market is also expected to continue to realize growth. As for interchangeable-lens digital cameras, despite the slight weakness in the Chinese market, demand is expected to gradually recover in Europe and Southeast Asia, and continue to pick up momentum in the U.S. and Japanese markets. Within the digital compact camera market, although projections point to continued market contraction for low-end models, demand for high-added-value models featuring high image quality and high-magnification zoom capabilities is expected to grow steadily. Looking at inkjet printers, forecasts indicate a year-on-year decline in sales due to weak market conditions in Southeast Asian countries. Within the industrial equipment market, the outlook points to an increase in demand for semiconductor lithography equipment compared with the previous year as manufacturers are expected to boost capital outlays in response to growing demand for memory devices, image sensors and power semiconductors, while demand for FPD lithography equipment is also projected to increase as device manufacturers boost capital investment for larger-size LCD panels offering higher levels of resolution.

With regard to currency exchange rates for the third quarter onward, on which the Company’s performance outlook is based, Canon anticipates exchange rates of ¥125 to the U.S. dollar and ¥135 to the euro, representing a depreciation of approximately ¥17 against the U.S. dollar and an appreciation of approximately ¥6 against the euro compared with the annual average rates of the previous year.

Upon taking into consideration these foreign exchange rate assumptions and the impact of the acquisition of Axis, Canon projects full-year consolidated net sales in 2015 of ¥3,930.0 billion, a year-on-year increase of 5.4%; operating profit of ¥380.0 billion, a year-on-year increase of 4.5%; income before income taxes of ¥380.0 billion, a year-on-year decrease of 0.8%; and net income attributable to Canon Inc. of ¥245.0 billion, a year-on-year decrease of 3.8%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2015		Change	Year ended December 31, 2014	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	¥3,860,000	¥3,930,000	¥70,000	¥3,727,252	+5.4%
Operating profit	380,000	380,000	-	363,489	+4.5%
Income before income taxes	390,000	380,000	(10,000)	383,239	-0.8%
Net income attributable to Canon Inc.	¥255,000	¥245,000	¥(10,000)	¥254,797	-3.8%

Basic Policy Regarding Profit Distribution

Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

Canon Inc. plans to distribute an interim dividend of ¥75.00 per share for the fiscal year 2015, half the amount of the annual dividend paid out in fiscal 2014, to provide a stable return to shareholders. The year-end dividend, however, has yet to be decided.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of June 30, 2015	As of December 31, 2014	Change
ASSETS
Current assets:
Cash and cash equivalents	¥626,965	¥844,580	¥(217,615)
Short-term investments	18,141	71,863	(53,722)
Trade receivables, net	565,561	625,675	(60,114)
Inventories	591,483	528,167	63,316
Prepaid expenses and other current assets	328,763	321,648	7,115

Total current assets	2,130,913	2,391,933	(261,020)

Noncurrent receivables	30,117	29,785	332
Investments	72,937	65,176	7,761
Property, plant and equipment, net	1,261,446	1,269,529	(8,083)
Intangible assets, net	239,297	177,288	62,009
Goodwill	489,558	211,336	278,222
Other assets	323,808	315,571	8,237

Total assets	¥4,548,076	¥4,460,618	¥87,458

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥804	¥1,018	¥(214)
Trade payables	319,708	310,214	9,494
Accrued income taxes	49,812	57,212	(7,400)
Accrued expenses	323,191	345,237	(22,046)
Other current liabilities	216,472	207,698	8,774

Total current liabilities	909,987	921,379	(11,392)
Long-term debt, excluding current installments	1,071	1,148	(77)
Accrued pension and severance cost	283,919	280,928	2,991
Other noncurrent liabilities	131,317	116,405	14,912

Total liabilities	1,326,294	1,319,860	6,434

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	401,386	401,563	(177)
Legal reserve	65,574	64,599	975
Retained earnings	3,328,695	3,320,392	8,303
Accumulated other comprehensive income (loss)	45,209	28,286	16,923
Treasury stock, at cost	(1,010,399)	(1,011,418)	1,019

Total Canon Inc. shareholders’ equity	3,005,227	2,978,184	27,043

Noncontrolling interests	216,555	162,574	53,981

Total equity	3,221,782	3,140,758	81,024

Total liabilities and equity	¥4,548,076	¥4,460,618	¥87,458

	Millions of yen
	As of June 30, 2015	As of December 31, 2014
Notes:

1. Allowance for doubtful receivables	¥11,874	¥12,122
2. Accumulated depreciation	2,564,260	2,519,259
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	156,787	144,557
Net unrealized gains and losses on securities	16,663	12,546
Net gains and losses on derivative instruments	(1,380)	(2,603)
Pension liability adjustments	(126,861)	(126,214)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the second quarter	Millions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2014	Change(%)

Net sales	¥974,406	¥926,796	+	5.1
Cost of sales	470,613	443,286

Gross profit	503,793	483,510	+	4.2
Operating expenses:
Selling, general and administrative expenses	315,388	296,074
Research and development expenses	83,693	76,887

	399,081	372,961

Operating profit	104,712	110,549	-	5.3
Other income (deductions):
Interest and dividend income	1,686	2,313
Interest expense	(260)	(131)
Other, net	(2,903)	4,244

	(1,477)	6,426

Income before income taxes	103,235	116,975	-	11.7

Income taxes	32,355	34,567

Consolidated net income	70,880	82,408
Less: Net income attributable to noncontrolling interests	2,685	1,560

Net income attributable to Canon Inc.	¥68,195	¥80,848	-	15.7

Results for the first half	Millions of yen
	Six months ended June 30, 2015	Six months ended June 30, 2014	Change(%)

Net sales	¥1,831,851	¥1,795,108	+	2.0
Cost of sales	889,494	880,116

Gross profit	942,357	914,992	+	3.0
Operating expenses:
Selling, general and administrative expenses	608,516	570,099
Research and development expenses	162,932	151,705

	771,448	721,804

Operating profit	170,909	193,188	-	11.5
Other income (deductions):
Interest and dividend income	3,273	3,917
Interest expense	(361)	(234)
Other, net	(9,305)	(705)

	(6,393)	2,978

Income before income taxes	164,516	196,166	-	16.1

Income taxes	58,784	63,180

Consolidated net income	105,732	132,986
Less: Net income attributable to noncontrolling interests	3,607	4,528

Net income attributable to Canon Inc.	¥102,125	¥128,458	-	20.5

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the second quarter	Millions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2014	Change(%)

Consolidated net income	¥70,880	¥82,408	-	14.0
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	70,246	(20,254)
Net unrealized gains and losses on securities	4,115	(69)
Net gains and losses on derivative instruments	(1,988)	639
Pension liability adjustments	(353)	(576)

	72,020	(20,260)

Comprehensive income	142,900	62,148	+	129.9
Less: Comprehensive income attributable to noncontrolling interests	7,216	1,509

Comprehensive income attributable to Canon Inc.	¥135,684	¥60,639	+	123.8

Results for the first half	Millions of yen
	Six months ended June 30, 2015	Six months ended June 30, 2014	Change(%)

Consolidated net income	¥105,732	¥132,986	-	20.5
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	16,118	(52,990)
Net unrealized gains and losses on securities	4,587	(1,388)
Net gains and losses on derivative instruments	1,225	3,017
Pension liability adjustments	(658)	13,361

	21,272	(38,000)

Comprehensive income	127,004	94,986	+	33.7
Less: Comprehensive income attributable to noncontrolling interests	7,956	4,242

Comprehensive income attributable to Canon Inc.	¥119,048	¥90,744	+	31.2

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the second quarter	Millions of yen
Sales by business unit	Three months ended June 30, 2015	Three months ended June 30, 2014	Change(%)
Office	¥536,954	¥522,493	+	2.8
Imaging System	332,534	332,387	+	0.0
Industry and Others	130,367	95,317	+	36.8
Eliminations	(25,449)	(23,401)		-

Total	¥974,406	¥926,796	+	5.1

	Millions of yen
Sales by region	Three months ended June 30, 2015	Three months ended June 30, 2014	Change(%)
Japan	¥175,537	¥164,554	+	6.7
Overseas:
Americas	292,824	253,170	+	15.7
Europe	277,197	272,348	+	1.8
Asia and Oceania	228,848	236,724	-	3.3

	798,869	762,242	+	4.8

Total	¥974,406	¥926,796	+	5.1

Results for the first half	Millions of yen
Sales by business unit	Six months ended June 30, 2015	Six months ended June 30, 2015	Change(%)
Office	¥1,066,085	¥1,031,669	+	3.3
Imaging System	595,192	625,196	-	4.8
Industry and Others	219,670	185,087	+	18.7
Eliminations	(49,096)	(46,844)		-

Total	¥1,831,851	¥1,795,108	+	2.0

	Millions of yen
Sales by region	Six months ended June 30, 2015	Six months ended June 30, 2015	Change(%)
Japan	¥340,680	¥356,267	-	4.4
Overseas:
Americas	541,799	481,701	+	12.5
Europe	523,156	534,259	-	2.1
Asia and Oceania	426,216	422,881	+	0.8

	1,491,171	1,438,841	+	3.6

Total	¥1,831,851	¥1,795,108	+	2.0

Notes: 1. The primary products included in each of the segments are as follows:

Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit :

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Compact photo printers / Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Digital radiography systems / Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals / Document scanners

  2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Six months ended June 30, 2015	Six months ended June 30, 2014
Cash flows from operating activities:
Consolidated net income	¥105,732	¥132,986
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	131,977	123,515
Loss on disposal of fixed assets	2,396	5,442
Deferred income taxes	(1,740)	(316)
Decrease in trade receivables	60,974	60,413
(Increase) decrease in inventories	(56,480)	2,603
Increase in trade payables	16,687	11,141
Increase (decrease) in accrued income taxes	(7,177)	8,851
Decrease in accrued expenses	(28,223)	(23,657)
Increase (decrease) in accrued (prepaid) pension and severance cost	3,690	(6,827)
Other, net	(3,124)	(19,664)

Net cash provided by operating activities	224,712	294,487
Cash flows from investing activities:
Purchases of fixed assets	(117,501)	(112,613)
Proceeds from sale of fixed assets	2,103	2,487
Purchases of available-for-sale securities	(98)	(226)
Proceeds from sale and maturity of available-for-sale securities	183	51
(Increase) decrease in time deposits, net	51,936	(31,044)
Acquisitions of subsidiaries, net of cash acquired	(241,386)	(11,301)
Purchases of other investments	(965)	-
Other, net	(278)	10,579

Net cash used in investing activities	(306,006)	(142,067)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	435	700
Repayments of long-term debt	(712)	(1,126)
Decrease in short-term loans, net	-	(48)
Dividends paid	(92,806)	(73,905)
Repurchases of treasury stock, net	803	(100,001)
Other, net	(31,285)	(2,007)

Net cash used in financing activities	(123,565)	(176,387)
Effect of exchange rate changes on cash and cash equivalents	(12,756)	(20,258)

Net change in cash and cash equivalents	(217,615)	(44,225)
Cash and cash equivalents at beginning of period	844,580	788,909

Cash and cash equivalents at end of period	¥626,965	¥744,684

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6. SEGMENT INFORMATION

(1)  SEGMENT INFORMATION BY BUSINESS UNIT

Results for the second quarter	Millions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2014	Change(%)
Office
Net sales:
External customers	¥536,282	¥521,719	+ 2.8
Intersegment	672	774	- 13.2

Total	536,954	522,493	+ 2.8

Operating cost and expenses	457,571	434,374	+ 5.3

Operating profit	¥79,383	¥88,119	- 9.9

Imaging System
Net sales:
External customers	¥332,208	¥332,272	- 0.0
Intersegment	326	115	+ 183.5

Total	332,534	332,387	+ 0.0

Operating cost and expenses	282,045	281,425	+ 0.2

Operating profit	¥50,489	¥50,962	- 0.9

Industry and Others
Net sales:
External customers	¥105,916	¥72,805	+ 45.5
Intersegment	24,451	22,512	+ 8.6

Total	130,367	95,317	+ 36.8

Operating cost and expenses	133,444	97,804	+ 36.4

Operating profit	¥(3,077)	¥(2,487)	-

Corporate and Eliminations
Net sales:
External customers	¥-	¥-	-
Intersegment	(25,449)	(23,401)	-

Total	(25,449)	(23,401)	-

Operating cost and expenses	(3,366)	2,644	-

Operating profit	¥(22,083)	¥(26,045)	-

Consolidated
Net sales:
External customers	¥974,406	¥926,796	+ 5.1
Intersegment	-	-	-

Total	974,406	926,796	+ 5.1

Operating cost and expenses	869,694	816,247	+ 6.5

Operating profit	¥104,712	¥110,549	- 5.3

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the first half	Millions of yen
	Six months ended June 30, 2015	Six months ended June 30, 2014	Change(%)
Office
Net sales:
External customers	¥1,064,781	¥1,029,818	+	3.4
Intersegment	1,304	1,851	-	29.6

Total	1,066,085	1,031,669	+	3.3

Operating cost and expenses	914,986	871,093	+	5.0

Operating profit	¥151,099	¥160,576	-	5.9

Imaging System
Net sales:
External customers	¥594,557	¥624,885	-	4.9
Intersegment	635	311	+	104.2

Total	595,192	625,196	-	4.8

Operating cost and expenses	515,585	532,208	-	3.1

Operating profit	¥79,607	¥92,988	-	14.4

Industry and Others
Net sales:
External customers	¥172,513	¥140,405	+	22.9
Intersegment	47,157	44,682	+	5.5

Total	219,670	185,087	+	18.7

Operating cost and expenses	230,586	195,195	+	18.1

Operating profit	¥(10,916)	¥(10,108)		-

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(49,096)	(46,844)		-

Total	(49,096)	(46,844)		-

Operating cost and expenses	(215)	3,424		-

Operating profit	¥(48,881)	¥(50,268)		-

Consolidated
Net sales:
External customers	¥1,831,851	¥1,795,108	+	2.0
Intersegment	-	-		-

Total	1,831,851	1,795,108	+	2.0

Operating cost and expenses	1,660,942	1,601,920	+	3.7

Operating profit	¥170,909	¥193,188	-	11.5

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2) SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the second quarter	Millions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2014	Change(%)
Japan
Net sales:
External customers	¥209,224	¥212,549	-	1.6
Intersegment	452,526	430,486	+	5.1

Total	661,750	643,035	+	2.9

Operating cost and expenses	580,320	531,906	+	9.1

Operating profit	¥81,430	¥111,129	-	26.7

Americas
Net sales:
External customers	¥291,830	¥252,634	+	15.5
Intersegment	6,389	1,808	+	253.4

Total	298,219	254,442	+	17.2

Operating cost and expenses	285,817	250,214	+	14.2

Operating profit	¥12,402	¥4,228	+	193.3

Europe
Net sales:
External customers	¥277,979	¥272,004	+	2.2
Intersegment	23,901	14,517	+	64.6

Total	301,880	286,521	+	5.4

Operating cost and expenses	295,778	286,152	+	3.4

Operating profit	¥6,102	¥369		-

Asia and Oceania
Net sales:
External customers	¥195,373	¥189,609	+	3.0
Intersegment	244,075	196,288	+	24.3

Total	439,448	385,897	+	13.9

Operating cost and expenses	417,377	369,843	+	12.9

Operating profit	¥22,071	¥16,054	+	37.5

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(726,891)	(643,099)		-

Total	(726,891)	(643,099)		-

Operating cost and expenses	(709,598)	(621,868)		-

Operating profit	¥(17,293)	¥(21,231)		-

Consolidated
Net sales:
External customers	¥974,406	¥926,796	+	5.1
Intersegment	-	-		-

Total	974,406	926,796	+	5.1

Operating cost and expenses	869,694	816,247	+	6.5

Operating profit	¥104,712	¥110,549	-	5.3

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the first half	Millions of yen
	Six months ended June 30, 2015	Six months ended June 30, 2014	Change(%)
Japan
Net sales:
External customers	¥391,661	¥421,194	-	7.0
Intersegment	884,560	837,577	+	5.6

Total	1,276,221	1,258,771	+	1.4

Operating cost and expenses	1,128,668	1,070,703	+	5.4

Operating profit	¥147,553	¥188,068	-	21.5

Americas
Net sales:
External customers	¥539,429	¥480,834	+	12.2
Intersegment	10,556	2,501	+	322.1

Total	549,985	483,335	+	13.8

Operating cost and expenses	533,353	474,539	+	12.4

Operating profit	¥16,632	¥8,796	+	89.1

Europe
Net sales:
External customers	¥524,328	¥533,577	-	1.7
Intersegment	38,552	25,993	+	48.3

Total	562,880	559,570	+	0.6

Operating cost and expenses	556,550	554,170	+	0.4

Operating profit	¥6,330	¥5,400	+	17.2

Asia and Oceania
Net sales:
External customers	¥376,433	¥359,503	+	4.7
Intersegment	459,656	387,922	+	18.5

Total	836,089	747,425	+	11.9

Operating cost and expenses	797,033	714,483	+	11.6

Operating profit	¥39,056	¥32,942	+	18.6

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(1,393,324)	(1,253,993)		-

Total	(1,393,324)	(1,253,993)		-

Operating cost and expenses	(1,354,662)	(1,211,975)		-

Operating profit	¥(38,662)	¥(42,018)		-

Consolidated
Net sales:
External customers	¥1,831,851	¥1,795,108	+	2.0
Intersegment	-	-		-

Total	1,831,851	1,795,108	+	2.0

Operating cost and expenses	1,660,942	1,601,920	+	3.7

Operating profit	¥170,909	¥193,188	-	11.5

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

7. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

       None.

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)  GROUP POSITION

1.	Number of Group Companies

	June 30, 2015	December 31, 2014	Change
Subsidiaries	304	261	43
Affiliates	5	7	(2)
Total	309	268	41

2.	Change in Group Entities

Subsidiaries
Addition:	47 companies
Removal:	4 companies

Affiliates (Carried at Equity Basis)
Removal:	2 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2)  SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.

July 27, 2015

CONSOLIDATED RESULTS FOR THE SECOND QUARTER

AND THE FIRST HALF ENDED JUNE 30, 2015

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1

2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2

3.	OTHER INCOME / DEDUCTIONS	S 2

4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3

5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3

6.	PROFITABILITY	S 4

7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4

8.	STATEMENTS OF CASH FLOWS	S 4

9.	R&D EXPENDITURE	S 5

10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5

11.	INVENTORIES	S 5

12.	DEBT RATIO	S 5

13.	OVERSEAS PRODUCTION RATIO	S 5

14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen)

	2015			2014			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Japan
Office	96,594	191,754	-	94,670	196,690	380,594	+2.0%	-2.5%	-
Imaging System	48,582	86,736	-	39,913	93,256	207,281	+21.7%	-7.0%	-
Industry and Others	30,361	62,190	-	29,971	66,321	136,442	+1.3%	-6.2%	-
Total	175,537	340,680	723,400	164,554	356,267	724,317	+6.7%	-4.4%	-0.1%
Overseas
Office	439,688	873,027	-	427,049	833,128	1,695,194	+3.0%	+4.8%	-
Imaging System	283,626	507,821	-	292,359	531,629	1,135,220	-3.0%	-4.5%	-
Industry and Others	75,555	110,323	-	42,834	74,084	172,521	+76.4%	+48.9%	-
Total	798,869	1,491,171	3,206,600	762,242	1,438,841	3,002,935	+4.8%	+3.6%	+6.8%
Americas
Office	175,131	351,959	-	155,822	311,988	656,783	+12.4%	+12.8%	-
Imaging System	97,489	161,469	-	90,473	156,370	345,707	+7.8%	+3.3%	-
Industry and Others	20,204	28,371	-	6,875	13,343	34,010	+193.9%	+112.6%	-
Total	292,824	541,799	1,191,100	253,170	481,701	1,036,500	+15.7%	+12.5%	+14.9%
Europe
Office	176,078	343,581	-	170,435	343,967	689,275	+3.3%	-0.1%	-
Imaging System	86,026	157,074	-	94,597	176,148	367,050	-9.1%	-10.8%	-
Industry and Others	15,093	22,501	-	7,316	14,144	34,159	+106.3%	+59.1%	-
Total	277,197	523,156	1,067,800	272,348	534,259	1,090,484	+1.8%	-2.1%	-2.1%
Asia and Oceania
Office	88,479	177,487	-	100,792	177,173	349,136	-12.2%	+0.2%	-
Imaging System	100,111	189,278	-	107,289	199,111	422,463	-6.7%	-4.9%	-
Industry and Others	40,258	59,451	-	28,643	46,597	104,352	+40.6%	+27.6%	-
Total	228,848	426,216	947,700	236,724	422,881	875,951	-3.3%	+0.8%	+8.2%
Intersegment
Office	672	1,304	-	774	1,851	2,944	-13.2%	-29.6%	-
Imaging System	326	635	-	115	311	693	+183.5%	+104.2%	-
Industry and Others	24,451	47,157	-	22,512	44,682	89,802	+8.6%	+5.5%	-
Eliminations	(25,449)	(49,096)	-	(23,401)	(46,844)	(93,439)	-	-	-
Total	0	0	0	0	0	0	-	-	-
Total
Office	536,954	1,066,085	2,195,100	522,493	1,031,669	2,078,732	+2.8%	+3.3%	+5.6%
Imaging System	332,534	595,192	1,310,000	332,387	625,196	1,343,194	+0.0%	-4.8%	-2.5%
Industry and Others	130,367	219,670	515,200	95,317	185,087	398,765	+36.8%	+18.7%	+29.2%
Eliminations	(25,449)	(49,096)	(90,300)	(23,401)	(46,844)	(93,439)	-	-	-
Total	974,406	1,831,851	3,930,000	926,796	1,795,108	3,727,252	+5.1%	+2.0%	+5.4%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen)

	2015			2014			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Office
External customers	536,282	1,064,781	2,194,000	521,719	1,029,818	2,075,788	+2.8%	+3.4%	+5.7%
Intersegment	672	1,304	1,100	774	1,851	2,944	-13.2%	-29.6%	-62.6%
Total sales	536,954	1,066,085	2,195,100	522,493	1,031,669	2,078,732	+2.8%	+3.3%	+5.6%
Operating profit	79,383	151,099	306,800	88,119	160,576	292,057	-9.9%	-5.9%	+5.0%
% of sales	14.8%	14.2%	14.0%	16.9%	15.6%	14.0%	-	-	-
Imaging System
External customers	332,208	594,557	1,308,500	332,272	624,885	1,342,501	-0.0%	-4.9%	-2.5%
Intersegment	326	635	1,500	115	311	693	+183.5%	+104.2%	+116.5%
Total sales	332,534	595,192	1,310,000	332,387	625,196	1,343,194	+0.0%	-4.8%	-2.5%
Operating profit	50,489	79,607	203,000	50,962	92,988	194,601	-0.9%	-14.4%	+4.3%
% of sales	15.2%	13.4%	15.5%	15.3%	14.9%	14.5%	-	-	-
Industry and Others
External customers	105,916	172,513	427,500	72,805	140,405	308,963	+45.5%	+22.9%	+38.4%
Intersegment	24,451	47,157	87,700	22,512	44,682	89,802	+8.6%	+5.5%	-2.3%
Total sales	130,367	219,670	515,200	95,317	185,087	398,765	+36.8%	+18.7%	+29.2%
Operating profit	(3,077)	(10,916)	(19,400)	(2,487)	(10,108)	(21,801)	-	-	-
% of sales	-2.4%	-5.0%	-3.8%	-2.6%	-5.5%	-5.5%	-	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-	-	-	-
Intersegment	(25,449)	(49,096)	(90,300)	(23,401)	(46,844)	(93,439)	-	-	-
Total sales	(25,449)	(49,096)	(90,300)	(23,401)	(46,844)	(93,439)	-	-	-
Operating profit	(22,083)	(48,881)	(110,400)	(26,045)	(50,268)	(101,368)	-	-	-
Consolidated
External customers	974,406	1,831,851	3,930,000	926,796	1,795,108	3,727,252	+5.1%	+2.0%	+5.4%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	974,406	1,831,851	3,930,000	926,796	1,795,108	3,727,252	+5.1%	+2.0%	+5.4%
Operating profit	104,712	170,909	380,000	110,549	193,188	363,489	-5.3%	-11.5%	+4.5%
% of sales	10.7%	9.3%	9.7%	11.9%	10.8%	9.8%	-	-	-
							(P)=Projection

3. OTHER INCOME / DEDUCTIONS								(Millions of yen)
	2015			2014			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Interest and dividend, net	1,426	2,912	3,000	2,182	3,683	7,406	(756)	(771)	(4,406)
Forex gain (loss)	(7,600)	(15,526)	(19,500)	(1,848)	(7,655)	2,628	(5,752)	(7,871)	(22,128)
Equity earnings of affiliated companies	6	307	300	119	212	478	(113)	+95	(178)
Other, net	4,691	5,914	16,200	5,973	6,738	9,238	(1,282)	(824)	+6,962
Total	(1,477)	(6,393)	0	6,426	2,978	19,750	(7,903)	(9,371)	(19,750)
							(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2015			2014
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Office
Monochrome copiers	16%	15%	16%	16%	15%	16%
Color copiers	21%	20%	20%	19%	19%	19%
Printers	41%	42%	41%	43%	43%	42%
Others	22%	23%	23%	22%	23%	23%
Imaging System
Cameras	66%	63%	62%	67%	64%	64%
Inkjet printers	25%	28%	29%	25%	27%	27%
Others	9%	9%	9%	8%	9%	9%
Industry and Others
Lithography equipment	23%	21%	22%	28%	22%	23%
Others	77%	79%	78%	72%	78%	77%
						(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2015
	2nd quarter	1st half	Year (P)
Office
Japan	+2.0%	-2.5%	-
Overseas	-6.8%	-4.3%	-
Total	-5.2%	-4.0%	-1.2%
Imaging System
Japan	+21.7%	-7.0%	-
Overseas	-11.7%	-12.2%	-
Total	-7.6%	-11.4%	-8.5%
Industry and Others
Japan	+1.3%	-6.2%	-
Overseas	+71.8%	+44.7%	-
Total	+34.7%	+17.0%	+27.6%
Total
Japan	+6.7%	-4.4%	-0.1%
Overseas	-4.2%	-4.7%	-0.9%
Americas	-2.2%	-4.1%	-0.0%
Europe	+2.7%	-0.7%	-0.4%
Asia and Oceania	-14.4%	-10.4%	-2.4%
Total	-2.3%	-4.6%	-0.7%
			(P)=Projection

- S3 -

					Canon Inc.
6. PROFITABILITY
	2015		2014
	1st half	Year (P)	1st half	Year
ROE *1	6.8%	8.1%	9.0%	8.7%
ROA *2	4.5%	5.4%	6.2%	5.9%
*1 Return on Equity ; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Shareholders’ Equity				(P)=Projection
*2 Return on Assets ; Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES
	(1) Exchange rates						(Yen)
	2015				2014
	2nd quarter	1st half	2nd half (P)	Year (P)	2nd quarter	1st half	Year
Yen/US$	121.47	120.39	125.00	122.83	102.13	102.40	106.18
Yen/Euro	134.47	134.19	135.00	134.60	139.94	140.35	140.62
							(P)=Projection

	(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)
	2015
	2nd quarter	1st half	Year (P)
US$	+59.4	+105.3	+196.8
Euro	(10.0)	(21.5)	(43.1)
Other currencies	+10.6	+17.2	+34.9
Total	+60.0	+101.0	+188.6
			(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2015
	2nd half (P)
On sales
US$	7.8
Euro	3.3
On operating profit
US$	2.7
Euro	1.5
	(P)=Projection

8. STATEMENTS OF CASH FLOWS					(Millions of yen)
	2015			2014
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Net cash provided by operating activities	125,260	224,712	502,000	162,233	294,487	583,927
Net cash used in investing activities	(272,285)	(306,006)	(492,000)	(85,592)	(142,067)	(269,298)
Free cash flow	(147,025)	(81,294)	10,000	76,641	152,420	314,629
Net cash used in financing activities	(28,962)	(123,565)	(179,000)	(50,643)	(176,387)	(300,886)
Effect of exchange rate changes on cash and cash equivalents	9,251	(12,756)	(25,600)	(8,405)	(20,258)	41,928
Net change in cash and cash equivalents	(166,736)	(217,615)	(194,600)	17,593	(44,225)	55,671
Cash and cash equivalents at end of period	626,965	626,965	650,000	744,684	744,684	844,580
					(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE						(Millions of yen)
	2015			2014
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Office	27,246	54,618	-	26,013	50,699	104,391
Imaging System	23,449	44,888	-	21,026	41,966	87,510
Industry and Others	18,085	30,369	-	6,549	12,743	26,516
Corporate and Eliminations	14,913	33,057	-	23,299	46,297	90,562
Total	83,693	162,932	330,000	76,887	151,705	308,979
% of sales	8.6%	8.9%	8.4%	8.3%	8.5%	8.3%
						(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION						(Millions of yen)
	2015			2014
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Increase in PP&E	58,829	104,031	200,000	46,963	85,017	182,343
Depreciation and amortization	67,561	131,977	270,000	62,163	123,515	263,480
						(P)=Projection

11. INVENTORIES

(1) Inventories		(Millions of yen)
	2015	2014	Difference
	Jun.30	Dec.31
Office	255,842	238,344	+17,498
Imaging System	189,020	168,802	+20,218
Industry and Others	146,621	121,021	+25,600
Total	591,483	528,167	+63,316

(2) Inventories/Sales*			(Days)
	2015	2014	Difference
	Jun.30	Dec.31
Office	44	42	+2
Imaging System	58	43	+15
Industry and Others	157	132	+25
Total	59	50	+9
*Index based on the previous six months sales.

12. DEBT RATIO
	2015	2014	Difference
	Jun.30	Dec.31
Total debt / Total assets	0.0%	0.0%	0.0%

13. OVERSEAS PRODUCTION RATIO*
	2015	2014
	1st half	Year
Overseas production ratio	48%	45%

*From this quarter, the method used to calculate the overseas production ratio has changed. The distinctions between domestic and overseas of parts supplied overseas from Japan as well as other adjustments have been made to more accurately reflect the underlying reality. Past figures have been adjusted to conform to the new method of calculation.

14. NUMBER OF EMPLOYEES
	2015	2014	Difference
	Jun.30	Dec.31
Japan	69,272	69,201	+71
Overseas	125,726	122,688	+3,038
Total	194,998	191,889	+3,109

- S5 -